SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                  ---------------------------------------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 2)


                             LYNX THERAPEUTICS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   551812-30-8
                                 (CUSIP Number)


                                 IKUNOSHIN KATO
                       PRESIDENT & CHIEF EXECUTIVE OFFICER
                                TAKARA BIO, INC.
                                SETA 3-4-1, OTSU
                              SHIGA, 520-2193 JAPAN
                                 81-77-543-7200
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 WITH A COPY TO:
                               CRAIG W. ADAS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                           201 REDWOOD SHORES PARKWAY
                        REDWOOD SHORES, CALIFORNIA 94065
                                 (650) 802-3000


                                  JUNE 30, 2003
             (Date of Event Which Requires Filing of This Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box [ ].

           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

--------------------------------------------------------------------                 -----------------------------------------
CUSIP NO.  551812-30-8                                                   13D/A                              PAGE 2 OF 5 PAGES
--------------------------------------------------------------------                 -----------------------------------------
------------------------- ----------------------------------------------------------------------------------------------------
           1              NAMES OF REPORTING PERSONS                                               TAKARA BIO, INC.
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------- ----------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a) [ ]
                                                                                                   (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------
           3              SEC USE ONLY
------------------------- ----------------------------------------------------------------------------------------------------
           4              SOURCE OF FUNDS*                                                                     AF
------------------------- ----------------------------------------------------------------------------------------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                      [ ]
------------------------- ----------------------------------------------------------------------------------------------------
           6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                              JAPAN
------------------------- ----------------------------------------------------------------------------------------------------
                                     7             SOLE VOTING POWER:                                       628,877
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
------------------------- ------------------------ ---------------------------------------------------------------------------
                                     8             SHARED VOTING POWER:                                        0

------------------------- ------------------------ ---------------------------------------------------------------------------
                                     9             SOLE DISPOSITIVE POWER:                                  628,877

------------------------- ------------------------ ---------------------------------------------------------------------------
                                    10             SHARED DISPOSITIVE POWER:                                   0

------------------------- ----------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                          628,877
------------------------- ----------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                              [ ]
------------------------- ----------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                13.5%
------------------------- ----------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON:                                                            CO
------------------------- ----------------------------------------------------------------------------------------------------




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
                     This amendment (this "Amendment") amends the Statement on
Schedule 13D, dated October 7, 2002, as amended on December 27, 2002 ("Schedule 13D"), previously filed with the Securities and Exchange Commission by Takara Bio, Inc., a corporation organized under the laws of Japan ("Takara Bio"), and Takara Holdings Co., Ltd., a corporation organized under the laws of Japan ("Takara Holdings"). This Amendment refers only to information which has materially changed since the filing of the Schedule 13D.

ITEM 1.              SECURITY AND ISSUER.

                     This Amendment relates to the common stock, par value $0.01 per share ("Lynx Common Stock"), of Lynx Therapeutics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 25861 Industrial Boulevard, Hayward, California 94545.

ITEM 2.              IDENTITY AND BACKGROUND.

                     The entity filing this Amendment is Takara Bio, Inc.

ITEM 4.              PURPOSE OF TRANSACTION.

                     As previously reported on Schedule 13D, Takara Shuzo purchased 45,787 shares of Lynx Common Stock, as adjusted to reflect the Issuer's 7-for-1 reverse stock split in January 2003 ("reverse stock split"), pursuant to the Collaboration Agreement, by and between Takara Shuzo and the Issuer, dated October 1, 2000, as amended on December 19, 2002, by and between Takara Bio and the Issuer (the "Collaboration Agreement"). Under the Collaboration Agreement, Takara Bio received a license to manufacture, distribute and sell microarrays and to provide certain genetic analysis services in Japan, China and Korea provided by the Issuer. Pursuant to the terms of the Collaboration Agreement, Takara Bio is required to make an equity investment in the Issuer of $1,000,000 on approximately: (i) the second anniversary of the Collaboration Agreement, (ii) before December 31, 2002, and (iii) on each of October 24, 2003 and October 24, 2004. For such equity investment, the Issuer is obligated to authorize and issue to Takara Bio a number of shares of Lynx Common Stock equal to $1,000,000 at the market price (computed as the average market price for ten trading days immediately prior to each respective anniversary date) of Lynx Common Stock then in effect. Accordingly, 291,545 shares of Lynx Common Stock, as adjusted to reflect the reverse stock split, were purchased by Takara Bio on each of September 25, 2002 and December 26, 2002.

                     On June 30, 2003, the Issuer and Takara Bio further amended the Collaboration Agreement ("Collaboration Amendment"). Under the terms of the Collaboration Amendment Takara Bio is no longer obligated to make any further equity investments in the Issuer on either October 24, 2003 or October 24, 2004, or on any other future date.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     (a) As of the close of business on August 11, 2003, Takara Bio beneficially owned (or is deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 628,877 shares of Lynx Common Stock, as adjusted to reflect the reverse stock split, representing approximately 13.5% of Lynx Common Stock outstanding on May 15, 2002.

                     (b) Takara Bio has the sole power to vote, direct the voting of, dispose of and direct the disposition of 628,877 shares of Lynx Common Stock, as adjusted to reflect the reverse stock split.

                     (c) As described in Item 4 above, on June 30, 2003, the Issuer and Takara Bio entered into the Collaboration Amendment whereby Takara Bio is no longer obligated to make any further equity investments in the Issuer on either October 24, 2003 or October 24, 2004, or on any other future date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     Takara Bio has not entered into any agreements concerning the securities or voting rights of the shares of Lynx Common Stock at the time of the acquisition, or any time thereafter, except for the Collaboration Amendment and the Collaboration Agreement.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 12, 2003            TAKARA BIO, INC.


                                                      *
                                  ----------------------------------------
                                  Ikunoshin Kato
                                  President & Chief Executive Officer



                                   *By: /s/ Shiro Kuniya
                                        ----------------------------------
                                        Shiro Kuniya
                                        Attorney-in-Fact
















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